

Mail Stop 3561

November 5, 2009

Ms. Constance H. Lau
Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813

> **Re: Hawaiian Electric Industries, Inc.**
> **Hawaiian Electric Company, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 8-K filed February 20, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 8-K filed August 7, 2009**
> **File No. 1-08503**

Dear Ms. Lau:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief